FORM 51‐102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street
Vancouver, British Columbia
Canada V7X 1M8

Item 2 Date of Material Change

December 23, 2020.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on December 23, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51‐102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604‐664‐1078.

Item 9 Date of Report

December 29, 2020.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

December 23, 2020

HIVE Blockchain Provides Results from Shareholder Meeting and

Corporate Update

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is pleased to announce that all resolutions considered at its 2020 annual meeting of shareholders on December 22, 2020 were approved overwhelmingly by its shareholders. The Company is also providing a corporate update for its third quarter ending December 31, 2020 of its fiscal year.

Shareholders Approve Resolutions

The resolutions approved by the shareholders present in person or represented by proxy at the meeting were:

• All director nominees were duly elected or re-elected to HIVE’s board of directors. HIVE’s Board of Directors consists of Tobias Ebel, Frank Holmes, Marcus New, Dave Perrill, and Ian Mann. Each director will serve until HIVE’s next annual meeting of shareholders or until their respective successors are elected or appointed or they otherwise cease to hold office.

• Davidson & Company LLP was re-appointed as independent, external auditor of HIVE for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

• The Company’s Stock Option Plan and Restricted Share Unit Plan were re-approved.

“On behalf of the Board I would like to thank one of our founding directors, Olivier Roussy Newton, a visionary who conceived of the original idea to create the first publicly traded mining company. He will remain as a strategic advisor to HIVE Blockchain Technologies,” said Frank Holmes, Interim Executive Chairman of HIVE.

The resolutions voted on at the meeting are described in more detail in HIVE’s Management Information Circular, dated November 12, 2020, which was mailed to shareholders and is available on SEDAR at www.sedar.com.

Corporate Update

The Company has thus far in its fiscal third quarter, from October 1 to December 21, 2020, mined more than 19,000 Ether and 140 Bitcoin on the cloud, based on the Company’s preliminary unaudited results.

Ethereum Production Slowed

The third quarter to date mining of Ether represents a decrease from the approximately 32,800 Ethereum mined in HIVE’s second fiscal quarter ended September 30, 2020. Due to new participants’ entry into the Ethereum ecosystem, which was validated by the rise in the hashrate difficulty, the average difficulty increased by of over 27% compared to the prior quarter, including the highest difficulty ever experienced on December 10, 2020. While the difficulty increased, DeFi related transaction fees modestly reduced the Ether received from cloud mining.

Bitcoin Production Increased

The Company has experienced an increase in the number of Bitcoin mined thus far in its fiscal third quarter of approximately 140 Bitcoins compared to 88 Bitcoins for prior quarter. This increase has been driven by the previously announced investments that have been made into new generation miners and the ability to turn on previously unprofitable old generation miners, which due to the rapid rise in Bitcoin prices during this third quarter have made them profitable.

This drop in the production of Ether in the current quarter compared to the prior quarter will be offset partially by the average price of Ethereum increasing by 37%, and also the higher Bitcoin mined in this quarter boosted by the increase in the price of Bitcoin in the quarter of over 45%.

As mentioned before HIVE has continued to be aggressively spending money on upgrading the efficiencies of our GPU chips to mine Ethereum in the cloud.

Sweden Energy Hedging

The Company started a hedging strategy last year to lock in low green-energy costs. We are pleased to report, the Company has locked in 50% of next year’s electricity costs at USD $0.016 per kWh, which we believe is the lowest amongst our peers.

“We’re pleased to, for the second year in a row, have locked in advantageous electricity prices in Sweden through our direct agreements with local suppliers, the result of HIVE assuming full control of its Sweden operations in November 2019,” said Frank Holmes, Interim Executive Chairman of HIVE. “This continues to provide cost certainty and allows us to plan for our next stage of growth. It is another successful step in our efforts to increase our underlying mining profitability in 2021.”

Upgrading Infrastructure

We have been aggressively upgrading our GPU memory chips from 4 GB memory cards to 8 GB memory cards. We believe our upgrade will be finished by the end of January 2021. We have spent over USD $12 million from internal cash flow and coin inventory sales which had appreciated.

The Company has continued to experience logistical challenges in the movement of new equipment and personnel to install any new equipment due to COVID-19. The Company feels that if this was a year ago that our facilities and associated infrastructure upgrades would have been completed by now. This is a global industry phenomenon that we are all experiencing.

Ether and Bitcoin Inventory

HIVE still has a healthy coin inventory of both Ether and Bitcoin, and has a strategy to build our inventory through calendar 2021. We are no longer selling coins but banking them through the New Year, to have more inventory than is reported today.

After our refurbishing has been completed we will then work on plans to expand our Ethereum and Bitcoin footprint.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations, summary content and filing of the Company’s financial statements and related management discussion and analysis, potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the Company may not file its financial statements and related management discussion and analysis within the timeframe currently anticipated and results may be different from reported; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); the Company’s ability to prepare and file its financial statements and related management discussion and analysis on time; profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.